11017792

TATES
ANGE COMMISSION
D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 2 8 2011
Wash., D.C.
189

19
3/11

OMB APPROVAL
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SEC FILE NUMBER
8 - ~~32566~~

53177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eltekon Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 S. Capital of Texas Hwy Suite 160
(No. and Street)

Westlake Hills	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia King (512) 697-0317
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Mark Mangum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Eltekon Securities, LLC**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal

Title

Notary Public

HANH NGUYEN
MY COMMISSION EXPIRES
OCTOBER 16, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)

Financial Statements and Supplemental Schedules
December 31, 2010

(With Independent Auditors' Reports Thereon)

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Index to Financial Statements and Supplementary Schedules
December 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Eltekon Securities, LLC:

We have audited the accompanying statement of financial condition of Eltekon Securities, LLC (a wholly-owned subsidiary of Eltekon Financial, LLC) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 21, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

918 West Courtyard Drive, Suite 500 Austin, TX 78730
el (512) 258-9670 • fax (512) 258-5895

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Financial Condition
December 31, 2010

ASSETS		
Cash	$	5,817
Cash deposit with clearing broker		25,000
Receivable from clearing broker		47,042
Accounts receivable		2,135
Prepaid expenses		6,279
TOTAL ASSETS	$	86,273
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	304
Total liabilities		304
Member's Equity		
Membership contribution		199,236
Accumulated deficit		(113,267)
Total Member's Equity		85,969
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	86,273

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Operations
For the Year Ended December 31, 2010

REVENUES	
Variable life/annuity fees	$ 109,088
Mutual fund revenue	19,680
Commission fees	138,518
Other income	15,259
Total revenues	282,545
EXPENSES	
Clearing and execution expenses	9,289
Regulatory fees	9,713
Professional fees	5,488
Commissions, salaries, and payroll expenses	215,450
Management fees to related party	1,805
Other expenses	33,538
Total expenses	275,283
NET INCOME	$ 7,262

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Membership Contributions	Accumulated Deficit	Total
Balances at December 31, 2009	$ 199,236	$ (120,529)	$ 78,707
Net Income	-	7,262	7,262
Balances at December 31, 2010	$ 199,236	$ (113,267)	$ 85,969

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net Income	$ 7,262
Change in operating assets and liabilities:	
Receivable from clearing broker	16,100
Accounts receivable	3,125
Accounts receivable, related party	3,398
Prepaid expenses	2,306
Payable to clearing broker	(54,203)
Accrued expenses	193
Net cash used in operating activities	(21,819)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(21,819)
Cash at beginning of year	27,636
Cash at end of year	$ 5,817
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

NOTE 1 - ORGANIZATION AND OPERATIONS

Eltekon Securities, LLC (the "Company") is a Texas Limited Liability Company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company is a wholly-owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company relies on contributions from its member to fund operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Revenues are recognized in the period earned and expensed when incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Revenues from securities transactions are recognized as commission fees and are recorded on a trade-date basis. Mutual fund revenue is accrued monthly as earned.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 30 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and receivables from the clearing broker. The Company had cash balances in excess of federally insured limits at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and is included in its personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to Texas franchise tax based on taxable margin, as defined by law, rather than being based on federal taxable income. The Company's Texas franchise tax for 2010 is zero.

Fair Value Measurements

In accordance with GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). GAAP establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the periods ending December 31, 2010, this date was January 21, 2011.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2010, the Company's net capital was $78,774. The Company's ratio of aggregate indebtedness to net capital was .39 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2010, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5 - POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company and Eltekon Management Group ("EMG") have a management agreement in which EMG agrees to pay certain overhead expenses of the Company. EMG elected to waive the fee, per the management agreement, during 2010 and charged the Company its pro-rata share of overhead expenses which totaled $21,661.

The Company also clears transactions through Pershing LLC on behalf of Eltekon Advisors, LLC ("Advisors") who shares common ownership. The Company received $8,818 in commission fees related to these transactions for the year ended December 31, 2010.

The Company had a receivable totaling $100 at December 31, 2010 related to amounts due from registered representatives for fees and dues paid on their behalf by the Company.

ELTEKON SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

SCHEDULE I

Total of member's equity qualified for net capital		$ 85,969
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		85,969
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivables	136	
Aged accounts receivable	780	
Prepaid assets	6,279	(7,195)
Net capital before haircuts on securities positions		78,774
Haircuts on securities		-
Undue concentration		-
Net capital		$ 78,774

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 304
Total aggregate indebtedness	$ 304

ELTEKON SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

SCHEDULE I (CONTINUED)

Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 20
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 28,774
Excess net capital at 1000%	$ 78,744
Ratio: Aggregate indebtedness to net capital	.39 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

ELTEKON SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Eltekon Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Eltekon Securities, LLC (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 21, 2011